

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

David N. Makuen
Chief Executive Officer
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, Georgia 31408

> **Re: Citi Trends, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2022**
> **Filed April 14, 2022**
> **File No. 000-51315**

Dear David N. Makuen:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services